Faraday Labs Inc. (the “Company”) a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended December 31, 2025 & 2024

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Faraday Labs Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 25, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,700,722	1,458,632
Accounts Receivable	5,239	14,916
Inventory	1,312,258	523,236
Total Current Assets	3,018,218	1,996,784
Non-current Assets		
Intangible Assets: Patents, net of Accumulated Amortization	43,334	46,667
Total Non-Current Assets	43,334	46,667
TOTAL ASSETS	3,061,553	2,043,451
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	223,051	88,158
Accrued Interest from Convertible Notes	122,412	96,529
Convertible Notes	1,290,651	1,290,651
Accrued Expenses	65,803	70,408
Income Taxes Payable	6,003	800
Total Current Liabilities	1,707,920	1,546,545
Long-term Liabilities		
Future Equity Obligations	4,761,436	3,956,775
Total Long-Term Liabilities	4,761,436	3,956,775
TOTAL LIABILITIES	6,469,356	5,503,320
Commitments and Contingencies (See Note 4)		
EQUITY		
Common Stock	758	716
Preferred Stock	538	538
Additional Paid in Capital	1,513,748	1,472,977
Accumulated Deficit	(4,922,847)	(4,934,100)
Total Equity	(3,407,803)	(3,459,869)
TOTAL LIABILITIES AND EQUITY	3,061,553	2,043,451

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	5,022,759	3,898,646
Cost of Revenue	1,570,206	1,451,085
Gross Profit	3,452,553	2,447,562
Operating Expenses		
Advertising and Marketing	2,323,768	1,953,192
General and Administrative	1,021,006	863,467
Research and Development	66,250	23,420
Amortization	3,332	4,057
Total Operating Expenses	3,414,356	2,844,136
Operating Income (loss)	38,197	(396,574)
Other Income		
Miscellaneous Other	62,657	21,832
Interest Income	53	34,257
Total Other Income	62,709	56,089
Other Expense		
Interest Expense	33,775	25,814
Total Other Expense	33,775	25,814
Earnings Before Income Taxes	67,131	(366,299)
Provision for Income Tax Expense/(Benefit)	5,203	800
Net Income (loss)	61,928	(367,099)

Statement of Cash Flows

	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	61,928	(367,099)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	3,332	4,057
Income Taxes Payable	5,203	800
Accounts Payable & Accrued Expenses	156,173	(195,985)
Accounts Receivable	9,677	(14,916)
Inventory	(789,022)	57,936
Adjustment to Opening Accumulated Deficit	(50,675)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(665,312)	(148,108)
Net Cash provided by (used in) Operating Activities	(603,384)	(515,207)
FINANCING ACTIVITIES		
Proceeds from Future Equity Obligations	804,661	1,273,007
Proceeds from Issuance of Common Stock Exercise of Stock Options	42	-
Paid-in Capital/(Distributions to Shareholders)	40,771	-
Net Cash provided by (used in) Financing Activities	845,474	1,273,007
Cash at the beginning of period	1,458,632	700,832
Net Cash increase (decrease) for period	242,090	757,800
Cash at end of period	1,700,722	1,458,632

Statement of Changes in Shareholder Equity

	Common Stock		Series Seed Preferred Stock										
	# of Shares Amount	$ Amount	Series Seed-1 # of Shares Amount	Series Seed-2 # of Shares Amount	Series Seed-3 # of Shares Amount	Series Seed-4 # of Shares Amount	Series Seed-5 # of Shares Amount	Series Seed-6 # of Shares Amount	Series Seed-7 # of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Balance as of 01/01/2024	7,159,172	716	526,566	1,137,422	1,051,394	249,175	12,517	1,942,532	462,665	538	1,472,977	(4,567,001)	(3,092,770)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(367,099)	(367,099)
Balance as of 12/31/2024	7,159,172	716	526,566	1,137,422	1,051,394	249,175	12,517	1,942,532	462,665	538	1,472,977	(4,934,100)	(3,459,869)
Exercise of Stock Options	416,506	42	-	-	-	-	-	-	-	-	40,771	-	40,813
Adjustment to Opening Accumulated Deficit	-	-	-	-	-	-	-	-	-	-	-	(50,675)	(50,675)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	61,928	61,928
Balance as of 12/31/2025	7,575,678	758	526,566	1,137,422	1,051,394	249,175	12,517	1,942,532	462,665	538	1,513,748	(4,922,847)	(3,407,803)

Faraday Labs Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Faraday Labs Inc. dba HAVN (the "Company") was incorporated in the State of Delaware on July 17th, 2018. Previously, the Company was incorporated as Spartan Wear Inc. The Company specializes in the first radiation proof technology apparel that provides multiple health benefits to the consumers. The Company's headquarters are located in Santa Monica, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or net realizable value. As of December 31, 2024, total inventory was $523,236, consisting of $462,981 in finished goods, $44,847 in work-in-process, and $15,408 in inventory in transit. As of December 31, 2025, total inventory was $1,312,258, consisting of $615,464 in finished goods, $547,980 in work-in-process, and $148,814 in inventory in transit.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31st, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Computers	3	6,772	(6,772)	-	-
Fixtures & Furniture	7	1,926	(1,926)	-	-
Grand Total	**-**	**8,698**	**(8,698)**	**-**	**-**

Intangible Assets

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/25
Patents	15	51,100	(7,766)	-	43,334
Grand Total	**-**	**51,100**	**(7,766)**	**-**	**43,334**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, December 31, 2024	2,274,212	$0.09
Granted	-	$-
Exercised	(416,506)	$0.09
Expired/cancelled	(76,835)	$0.09
Total options outstanding, December 31, 2025	1,780,871	$0.09
Options exercisable, December 31, 2025	1,589,907	$0.09

	Nonvested Options
Nonvested options, December 31, 2024	339,589
Granted	-
Vested	(71,790)
Forfeited	(76,835)
Nonvested options, December 31, 2025	190,964

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Delaware, New York, and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2022.

The Company has filed its federal and California income tax returns through the 2024 tax year. Its 2025 income tax returns had not been filed as of the date of these financial statements; accordingly, the 2025 current income tax amounts are based on management's estimates. See Note 7.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

1,104,084 and 152,673 shares of common stock were gifted by one shareholder to two separate shareholders on March 24th, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of December 31st, 2025, the Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 2%. The amounts were to be converted automatically into Preferred Stock at the maturity dates in 2023, however they were extended until after the Regulation CF campaign. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Company accrued interest of $122,412 as of December 31st, 2025 related to these convertible notes.

As of December 31st, 2025, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $20M – $35M.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	$1,290,651
2027	-
2028	-
2029	-
2030	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 15,500,000 common shares with a par value of $0.0001 per share. 7,159,172 shares were issued and outstanding as of 2024. 7,575,678 shares were issued and outstanding as of 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 5,919,606 shares of preferred stock with a par value of $0.0001 per share, consisting of 526,566 shares of Series Seed-1 Preferred Stock, all of which were issued and outstanding as of December 31, 2024 and 2025, with an original issuance price of $0.33 per share; 1,137,422 shares of Series Seed-2 Preferred Stock, all of which were issued and outstanding as of December 31, 2024 and 2025, with an original issuance price of $0.44 per share; 1,051,394 shares of Series Seed-3 Preferred Stock, all of which were issued and outstanding as of December 31, 2024 and 2025, with an original issuance price of $0.49 per share; 249,175 shares of Series Seed-4 Preferred Stock, all of which were issued and outstanding as of December 31, 2024 and 2025, with an original issuance price of $0.70 per share; 12,517 shares of Series Seed-5 Preferred Stock, all of which were issued and outstanding as of December 31, 2024 and 2025, with an original issuance price of $0.87 per share; 1,942,532 shares of Series Seed-6 Preferred Stock, all of which were issued and outstanding as of December 31, 2024 and 2025, with an original issuance price of $0.39 per share; and 1,000,000 shares of Series Seed-7 Preferred Stock, of which 462,665 shares were issued and outstanding as of December 31, 2024 and 2025, with an original issuance price of $0.71 per share.

Voting: Preferred shareholders are entitled to one vote for each share of common stock into which their preferred shares are convertible and generally vote together with the holders of common stock on an as-converted basis.

Dividends: Holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference and prior to any payment of dividends on common stock and are noncumulative. As of December 31, 2025, no dividends had been declared.

Conversion: Each share of preferred stock is convertible, at the option of the holder, into shares of common stock at the applicable conversion rate. The preferred shares have an initial conversion ratio of 1:1, subject to adjustment in accordance with the Company's amended and restated certificate of incorporation.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, holders of preferred stock are entitled to receive, prior and in preference to any distribution to holders of common stock, an amount equal to the applicable original issuance price per share, plus any declared but unpaid dividends. The preferred stock has a 1.0x liquidation preference and is nonparticipating.

NOTE 7 – INCOME TAXES

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. The provision for income taxes consists of the following:

	December 31, 2025	**December 31, 2024**
Current:		
Federal	4,403	-
State	800	800
Total current provision	5,203	800
Deferred:		
Deferred (benefit)/expense before valuation allowance	13,001	(76,874)
Change in valuation allowance	(13,001)	76,874
Total deferred provision	-	-
Total provision for income taxes	**5,203**	**800**

Significant components of the Company's deferred tax assets are as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Net operating loss carryforwards	150,697	168,876
Accrued interest on convertible notes	25,707	20,271
Property and equipment	289	547
Total gross deferred tax assets	176,693	189,694
Less: valuation allowance	(176,693)	(189,694)
Net deferred tax assets	-	-

Deferred tax assets arise primarily from net operating loss carryforwards, interest accrued on the Company's convertible notes that is not deductible for income tax purposes until paid, and differences between the book and tax basis of property and equipment. At December 31, 2025, the Company had federal net operating loss carryforwards of approximately $711,780 (December 31, 2024 - $795,638), which do not expire but are limited to offsetting 80% of taxable income in any year, and California net operating loss carryforwards of approximately $17,514 (December 31, 2024 - $25,654), which begin to expire in 2044. During 2025, the Company utilized approximately $83,858 of federal and $8,140 of California net operating losses against taxable income.

Because the Company has a history of cumulative losses, management has concluded that it is not more likely than not that its deferred tax assets will be realized, and a full valuation allowance has been recorded at each balance sheet date. The valuation allowance decreased by $13,001 in 2025 (increased by $76,874 in 2024).

The provision for income taxes differs from the amount computed by applying the federal statutory rate of 21% to earnings (loss) before income taxes as follows:

	December 31, 2025	December 31, 2024
Income tax at the federal statutory rate (21%)	14,098	(76,923)
State minimum tax, net of federal benefit	632	632
Nondeductible expenses and nontaxable items	2,737	1,004
Change in valuation allowance and NOL limitation	(12,264)	76,087
Total provision for income taxes	**5,203**	**800**
Effective tax rate	7.8%	(0.2)%

The current provision consists of federal income tax on 2025 taxable income remaining after application of the 80% net operating loss limitation, and the California minimum franchise tax in both years. The Company's 2025 federal and California income tax returns had not been filed as of the date of these financial statements, and the 2025 current provision is based on management's estimates, including a California apportionment factor consistent with the 2024 return; actual amounts may differ when the returns are filed. The Company's income tax returns remain subject to examination by federal and state taxing authorities for all years since inception. The Company has no unrecognized tax benefits and recognizes interest and penalties related to income taxes in operating expenses.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 25, 2026, the date these financial statements were available to be issued.

The Company entered a SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. The valuation cap of the agreement entered was $65M.

SUPPLEMENTARY INFORMATION (UNAUDITED)

Reconciliation of Net Income per QuickBooks to Net Income per the Financial Statements

The Company's books and records are maintained in QuickBooks. The following reconciles net income (loss) as recorded in QuickBooks to net income (loss) presented in the accompanying financial statements:

	Year Ended December 31, 2025	**Year Ended December 31, 2024**
Net income (loss) per QuickBooks	93,014	(374,778)
Interest income recorded on the balance sheet in QuickBooks, reclassified to other income	-	34,256
Accrued interest on convertible notes recorded for financial reporting	(25,883)	(25,813)
Other adjustments (rounding)	-	36
Earnings (loss) before income taxes, per Statement of Operations	67,131	(366,299)
Provision for income taxes	(5,203)	(800)
Net income (loss) per the financial statements	**61,928**	**(367,099)**

The adjustments accrue interest on the Company's convertible notes for financial reporting purposes (recorded as Accrued Interest from Convertible Notes on the Statement of Financial Position), reclassify interest income that had been recorded directly on the balance sheet in QuickBooks during 2024 to other income, and record the provision for income taxes discussed in Note 7.